SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







RYANAIR RESPONDS TO FURTHER EVIDENCE OF EU BIAS


Ryanair, Europe's largest low fares airline today (Tuesday, 11th March 2008) responded to further evidence of the European Commission's bias in applying one set of rules for high fare flag carriers and another set of discriminatory rules for Ryanair.

The European Commission announced today that it will investigate Ryanair's open, pro competitive deal at Bratislava Airport. The Commission's investigation is based on a spurious complaint by "a competitor", likely either Austrian Airlines or Vienna Airport in order to block competition from Ryanair and Bratislava airport. The investigation is completely baseless and coming on the eve of Ryanair's appeal of the Commission's unlawful Charleroi Decision in the European Court of First Instance is a pathetic attempt to put pressure on the Court.

The European Commission's unlawful Charleroi decision has already been used by high fares airlines and high cost airports to launch spurious complaints against small regional airports such as Tampere, Aarhus, Alghero, Lubeck, Pau and now Bratislava, despite the fact that the complaining high fare airlines have no intention of ever flying to these regional airports. They simply want to block the growth of these regional airports, block low fares, competition and choice. Ryanair is appealing the Commission's flawed and unlawful Charleroi ruling in the European Court of First Instance tomorrow and is confident it will be overturned.

While the Commission responds rapidly to these baseless complaints from Competitor airlines/ airports, it is doing nothing at all to investigate and address the serious multi billion euro state aid subsidies to flag carrier airlines (Air France, Alitalia, Lufthansa and Olympic). The European Commission's lack of action over these serious state aid cases, has now forced Ryanair to take separate cases against the Commission in the European Court of First Instance, to compel the Commission to apply its own state aid rules fairly and without discrimination against Ryanair.


Complaint               Submitted            Investigation
Against Ryanair:
Alghero                 Dec '03              Aug '07
Aarhus                  Jan '05              Jul '07
Tampere                 Feb '05              Jul '07
Lubeck                  Feb '06              Jul '07
Pau                     Nov '06              Nov '07

By Ryanair:
Volare                  Nov '05              No Action
Lufthansa               Nov '05              No Action
Alitalia                Dec '05              No Action
Cyprus Awys.            Jan '06              No Action
Air France              May '06              No Action
Olympic                 Dec '06              No Action



Speaking today, Ryanair's Head of Regulatory Affairs, Jim Callaghan said:

        "This baseless and spurious investigation in Bratislava is just the latest example of the EU applying one set of rules for flag carrier airlines and another discriminatory set of rules for Ryanair and is a pathetic attempt by the European Commission to put pressure on the European Court of First Instance on the eve of the Charleroi appeal hearing.

        "We are confident that the CFI will overturn the Commission's patently flawed, anti competitive Charleroi decision and call on the Commission to stop ignoring or signing off on continuing unlawful State aid for the inefficient high fare flag carrier airlines while pursuing baseless complaints by flag carriers against low fares airlines operating out of regional and secondary airports.

        "This discriminatory twin track approach must end. It is time for the Commission to start promoting competition and consumer choice, and end unlawful State aid to flag carrier airlines".

Ends.                         Tuesday, 11th March 2008

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 March, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director